Exhibit 12

               AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

                                                                            Year Ended 30 September
                                                        -------------------------------------------------------------------
                                                          1998          1999           2000         2001(a)          2002
                                                        --------      --------      ---------     ----------       --------
                                                                              (Millions of dollars)
Earnings:

Income from continuing operations                      $  546.8        $450.5        $124.2        $465.6         $525.4

Add (deduct):
 Provision for income taxes                               280.9         209.5          (7.5)        196.2          247.5

 Fixed charges, excluding capitalized
  interest                                                202.8         194.4         232.6         226.5          150.3

 Capitalized interest amortized during
  the period                                                7.4           6.1           6.6           7.1            7.2

 Undistributed earnings of less-than-
  fifty-percent-owned affiliates                          (25.3)        (44.5)        (32.1)        (34.3)         (42.8)
                                                       ---------        ------        ------        ------         ------
  Earnings, as adjusted                                $1,012.6        $816.0        $323.8        $861.1         $887.6
                                                       =========       =======       =======       =======        =======

Fixed Charges:

Interest on indebtedness, including
 capital lease obligations                               $186.7        $175.4        $210.3        $201.6         $126.4

Capitalized interest                                       18.4          24.7          19.7           8.8           11.7

Amortization of debt discount premium
 and expense                                                1.9           1.3           3.1           5.6            2.2

Portion of rents under operating leases
 representative of the interest factor                     14.2          17.7          19.3          19.3           21.7
                                                         -------       -------       -------       -------       -------
 Fixed charges                                           $221.2        $219.1        $252.4        $235.3         $162.0
                                                         =======       =======       =======       =======       =======

Ratio of Earnings to Fixed Charges:                         4.6           3.7           1.3           3.7            5.5
                                                         =======       =======       =======       =======       =======


(a) The company adopted Statement of Financial Accounting Standards No. 145 as of 1 July 2002. The Statement requires gains and losses from debt extinguishments that are used as part of the company's risk management strategy to be classified as income from operations rather than as extraordinary items, net of tax. The impact on the company was to reclassify the extraordinary item recorded in the fourth quarter of 2001 to income from continuing operations.